                                                                          EXHIBIT 12.2

                                                  Home Properties, Inc.

                    Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
                                            (Amounts in thousands of dollars)

                                                                                Year Ended December 31,
                                                             --------------------------------------------------------------
                                                                2002         2003        2004         2005        2006
                                                                ----         ----        ----         ----        ----
Earnings:
     Pre-tax income from continuing operations
     before adjustment for minority interests in
     limited partnerships or equity in losses of
     unconsolidated affiliates                                   $45,013     $39,089      $36,381     $32,445      $37,606
   Plus:
     Fixed charges (from below)                                   78,923      87,689       97,697     106,966      115,569
     Amortization of capitalized interest                             34          58           81         101          130
   Less:
     Interest capitalized                                           (960)       (920)        (763)     (1,096)      (1,087)
                                                                    ----        ----         ----      ------       ------
                                                   Earnings     $123,010    $125,916     $133,396    $138,416     $152,218
                                                                ========    ========     ========    ========     ========

Fixed charges:
     Interest expense and amortization of debt
     discount and premium on all indebtedness                     59,981      68,667       77,043      92,178      106,773

     Interest expense on discontinued operations                  17,567      17,619       19,451      13,215        7,308

     Rentals (a)                                                     415         483          440         477          401
     Capitalized interest                                            960         920          763       1,096        1,087
                                                                     ---         ---          ---       -----        -----
                                              Fixed charges       78,923      87,689       97,697     106,966      115,569
Preferred dividends (b)                                           14,744      11,340        7,593       6,279        5,400
                                                                  ------      ------        -----       -----        -----
     Combined fixed charges and preferred dividends              $93,667     $99,029     $105,290    $113,245     $120,969
                                                                 =======     =======     ========    ========     ========

           Ratio of earnings to fixed charges and dividends         1.31        1.27         1.27        1.22         1.26
                                                                    ====        ====         ====        ====         ====

(a) Interest component of operating leases for office
space and office equipment is estimated at 33% of total
lease payments.

(b) The ratio of pre-tax income to net income is 1:1, as
the Company has elected to be taxed as a real estate
investment trust, and as such, is generally not subject to
Federal or State income tax at the corporate level.